Exhibit 99.1

CORPBANCA ANNOUNCES FIRST QUARTER 2009 RESULTS

Santiago, Chile, May 12, 2009 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2009. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our March 31, 2009 exchange rate of Ch$585.16 per U.S. dollar.

Management’s Discussion and Analysis

I) Application of International Financial Reporting Standards (IFRS)

Beginning January 2008, Chilean Banks changed the presentation format of the financial statements which involve the reclassification of certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These changes have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS).

The main reclassifications in 2008 were:

•	Interest income from investments held-for-trading are classified as Trading and investment income (previously classified as Interest revenue).

•	Income received from contingent loan operations are now classified as Fee income (previously classified as Interest income).

•

Sales force expenses are now classified as Administration expenses (previously classified as Other Expenses, under Gross operational margin). This is a transitional reclassification as the application of IFRS will require us to use the effective interest method to record these expenses, reducing interest income on an accrual basis.

•	Contingent assets are now carried off-balance sheet in memorandum accounts.

•	Credit card charges in process are now classified as loans (previously classified as Other assets).

•	Shareholders’ Equity will now include a provision for minimum dividends reducing the Retained earnings account.

Beginning January 2009, Chilean Banks began applying IFRS. The application of IFRS has not been applied to prior year figures. The main changes in accounting criteria, that affected Corpbanca and its subsidiaries, are summarized below:

a.	Effective interest rate. Beginning January 1, 2009, we accrue interest on loans at their effective interest rate, which includes direct and incremental loan origination costs.

b.	Impaired loan portfolio. We incorporated the concept “Impaired Portfolio” beginning January 1, 2009, which consists of loans for which there is concrete evidence that the debtor will be unable to fulfil any part of his obligations in accordance with agreed-upon payment conditions, with little possibility of recovering the amounts owed by exercising guarantees, using legal collections or renegotiating conditions.

Within this context, the bank will keep these loans within the impaired loan portfolio until payment capacity or behaviour has returned to normal: However, the bank will continue to charge-off individual loans that comply with the conditions in letter d. Loan Charge-offs.

c.	Suspension of revenue recognition on accrual basis. Until December 31, 2008, revenue from interest and indexation was recognized on an accrual basis until the following circumstances:

1.	Beginning on the date on which a loan, a portion of a loan or an instalment reached 90 days past due and during the time all past due amounts went unpaid or were being renegotiated.

2.	For all loans classified in categories D1 and D2, beginning on the date of such classification and until they were reclassified to a risk category less than C4.

3.	For all loans classified as category C4 for more than one year, beginning at the one-year mark and until they are classified in a lower risk category.

Beginning January 1, 2009, revenue is no longer recognized on an accrual basis for loans included in the deteriorated portfolio that meet the following conditions:

Interest is suspended when:
Individually Evaluated: Borrowers classified in categories D1 and D2	By being classified in these categories.

Individually Evaluated: Borrowers classified in categories C3 and C4	When classified for three months as “impaired loans”.

Globally Evaluated: Borrowers with guarantees less than 80%.	When the loan or one of the installments has been past-due for more than 6 months (Interest is suspended on an individual basis).

d.	Loan Charge-offs. Until December 31, 2008, the term during which loan and accounts receivable instalments that were past due or in default had to be charged-off, as dictated by the SBIF, began once the instalment entered the past-due portfolio. The past-due portfolio included loans or loan instalments with principal or interest payments more than 90 days past due.

Beginning January 1, 2009, loans and accounts receivable are charged-off for instalments that are past due, in default and outstanding, and the term begins at the moment of default, i.e. when the default time of an instalment or a portion of a loan reaches the write-off term detailed as follows:

Type of Loan	Term
Consumer loan with or without collateral	6 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Home mortgage loans	48 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Real estate leasing (commercial y home)	36 months

The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

e.

Fixed Assets. Until fiscal year 2008, fixed assets were valued at price-level restated cost, net of accumulated depreciation. Beginning this fiscal year, fixed assets are valued at historic cost or at the value determined in the last appraisal required by regulators, with price-level restatement applied until December 31, 2007. In the case of certain real estate, and in accordance with the SBIF’s compendium of standards, the bank recorded the independently-appraised fair value of these assets as their cost.

f.	Intangible Assets. Until fiscal year 2008, computer software was valued at price-level restated cost, net of accumulated amortization. Beginning this fiscal year, intangible assets are valued at historic cost, with price-level restatement applied until December 31, 2007. For its main operating system software, Integrated Banking System, the bank recorded its fair value, after reviewing its remaining years of useful life based on a report issued by independent consultants, as its cost.

g.	Investments in Companies. Investments in companies in which the bank does not exercise significant influence, with less than 20% ownership, have been recorded at historic cost with price-level restatement applied until December 31, 2007, recognizing dividends when received.

h.	Other Assets. In applying the SBIF’s Compendium of Accounting Standards and IFRS, certain deferrable expenses are no longer in effect and have been adjusted to equity for the initial application of the new standards.

i.	Price-level Restatement. Until December 31, 2008, capital, reserves, retained earnings, fixed assets and other non-monetary balances were updated based on variations in the Consumer Price Index (CPI).

Beginning January 1, 2009, price-level restatement was eliminated as Chile’s economy is not considered to be hyperinflationary, in accordance with International Accounting Standard No. 29 (IAS 29). Any price-level restatement applied prior to December 31, 2007, the date of transition to the new standards, was not reversed and in accordance with standards required by law, price-level restatement applied to paid-in capital and reserves during 2008 was not reversed.

II) Financial Performance Review

Net income for the first quarter in 2009 was Ch$13.7 billion, inline with our fourth quarter 2008 results. Our total operating revenues reached Ch$72.5 billion, a quarter-on-quarter decrease of 5.3% and our provisions for loan losses increased by 30.0%. However, the effect of the crossover to IFRS has reduced our earnings potential during this quarter because we no longer record price-level restatement income and expenses. The application of inflation accounting would have resulted in revenues during the first quarter because the Chilean economy experienced deflation (-2.3%) which under the prior accounting rules, was recorded as income on the profit and loss statement while inflation would be recorded as an expense. For further details see section II Financial Performance Review “Price-level Restatement”.

Our condensed statement of income for the three-month periods ending December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos, is as follows:

	For the three month period ended,
	Dec-08	Mar-09	Change
Net interest revenue	58,461	28,442	(30,019)
Fees and income from services, net	9,766	9,335	(431)
Treasury business	5,725	33,063	27,338
Other revenue	2,609	1,640	(969)
Total operating revenue	76,561	72,480	(4,081)
Provision for loan losses	(19,345)	(25,164)	(5,819)
Operating expenses	(32,284)	(31,189)	1,095
Income attributable to investments in other companies	171	96	(75)
Net gain (loss) from price-level restatement	(8,104)	—	8,104
Net income before taxes	16,999	16,223	(776)
Income taxes	(3,195)	(2,489)	706
Net income	13,804	13,734	(70)

Net interest income decreased quarter-on-quarter by Ch$30 billion or 51.3%. This was due to lower adjustment revenues from our inflation indexed loan portfolio. Our current asset and liabilities structure is long in inflation indexed assets, therefore income is recorded for adjustment revenues during times of inflation and during deflation we incur an expense.

Fees and income from services

The following table is a summary of our fees and income from services for the three-month periods ended December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos:

	For the three month period ended,
	Dec-08	Mar-09	Change
Bank*	6,099	5,970	(129)
Mutual Fund Management and Securities Brokerage Services	1,423	1,290	(133)
Insurance Brokerage	1,583	1,272	(311)
Financial Advisory Services	318	594	276
Legal Advisory Services	343	209	(134)
Total	9,766	9,335	(431)

(*)	Includes consolidation adjustments

Net fees and income from services for the quarter ended March 31, 2009 decreased by $431 million when compared to the prior quarter.

The drop in fee based revenue from our Mutual Fund Management and Securities brokerage firm is mainly due to lower intermediation fees offset by an increase in fees from our mutual fund business. During the first quarter, we managed to increase our assets under management to Ch$342 billion. This is a substantial increase when compared to the final quarter of 2008 where our assets under management had slid to an average of Ch$260 billion from Ch$386 billion in the second quarter of that year. This reduction was due to divestments in funds by customers and the overall decrease in value of these assets as a result of the volatile fourth quarter financial markets. Financial Advisory services increased revenues by 86% quarter-on-quarter. This increase is mainly due to more profitable services during the first quarter of 2009 as compared to the prior quarter.

The reduction in fees from our insurance brokerage firm of 19% is due to slower growth which we have experienced during the last quarter in our retail product lines, especially consumer finance products.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

Derivatives and financial instruments that may provide effective economic hedges for managing risk positions are generally treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos:

	For the three month period ended,
	Dec-08	Mar-09	Change
Trading and investment income:
Trading instruments	1,143	2,153	1,010
Derivatives held-for-trading	24,741	(11,823)	(36,564)
Available-for-sale investments and other	2,151	25,913	23,762
Total trading and investment income	28,035	16,243	(11,792)

Net foreign exchange transactions	(22,310)	16,820	39,130

Net gains (losses) from treasury business	5,725	33,063	27,338

Income from our treasury business during the first quarter of 2009 increased by Ch$27.3 billion when compared to the prior quarter. This increase is mainly due to higher proceeds from the sale of available-for-sale instruments and revenues from our distribution desk which cross sold derivative products to commercial clients. During the second semester of 2008, among other funding strategies, we began accumulating available-for-sale mid-term portfolio assets as we foresaw and sought to capitalize on the expected decrease in the monetary rate. During this time, the monetary rate dropped from 8.25% in December 31, 2008 to 2.25% in March 31, 2009. For more information see section III Financial Condition “Financial investments”.

Other revenue

During the first quarter of 2009, revenues from other operations decreased by Ch$969 million when compared to the prior quarter. This was related to a decrease in revenues from sales of assets received in lieu of payment.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending December 31, 2009 and March 31, 2009, expressed in millions of Chilean pesos:

	For the three month period ended,
	Dec-08	Mar-09	Change
Commercial, net	(7,947)	(11,728)	(3,781)
Mortgage, net	(1,076)	(326)	750
Consumer, net	(10,322)	(13,110)	(2,788)
Net charge to income	(19,345)	(25,164)	(5,819)

Our provision for loan losses during the first quarter of 2009 amounted to Ch$25.2 billion, an increase of Ch$5.8 billion when compared to the prior quarter.

The increase in provisions for loan losses for commercial loans was mainly related to the Chilean salmon industry which has recently been distressed due to factors outside of the current economic crisis.

The increase in provision expenses in consumer loans is related to our consumer finance portfolio which increased total provisions by 76% during the first quarter of 2009 as compared to the prior quarter. Our retail banking area, excluding consumer finance, decreased total provision expenses by 7.0% on a quarter-on-quarter basis. These provisions are mainly related to our growth in loans and the less favourable economic conditions in Chile.

Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos:

	For the three month period ended,
	Dec-08	Mar-09	Change
Personnel salaries and expenses	15,195	15,542	347
Administrative and other expenses	14,234	11,068	(3,166)
Depreciation, amortization and impairment	1,229	1,536	307
Other operating expenses	1,626	3,043	1,417
Total operating expenses	32,284	31,189	(1,095)

Our total operating expenses decreased during the first quarter of 2009 by 3.4% when compared to the last quarter. Personnel salaries and expenses increased by Ch$0.3 billion pesos, or 2.3% quarter-on-quarter. The convergence to IFRS has resulted in lower Administrative and other expenses due to the application of the effective interest method on sales expenses and increased the net charge for depreciation, amortization and impairment because we revaluated our fixed and intangible assets in accordance with the initial application of this standard. Finally, the change in other operating expenses is due to additional provisions for loan losses.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our efficiency ratio (operating expenses / operating revenues) for the 4Q08 and 1Q09 was 42.2% and 43.0%, respectively.

Price-level restatement

Until January 1, 2009, the consolidated financial statements were prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during the year. The general price-level restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and were based on the “prior month rule”, in which the inflation adjustments at any balance sheet date were based on the consumer price index at the close of the preceding month. Beginning January 1, 2009, the bank began to apply IFRS, under these accounting rules the bank no longer applies inflation accounting.

III) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,892 billion as of March 31, 2009, representing an increase of 20.3% when compared to the same period last year. Our loan market share as of March 31, 2009 was 7.2%.

The following table provides comparative information related to our loan portfolio the quarters ended March 31, 2008, December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos:

				Change
	Mar-08	Dec-08	Mar-09	Mar-08 – Mar-09	Dec-08 – Mar-09
Wholesale	2,936,121	3,756,996	3,719,207	783,086	(37,789)
Commercial	2,384,314	2,910,513	2,945,180	560,866	34,667
Foreign trade	252,846	467,136	410,732	157,886	(56,404)
Leasing and Factoring	298,961	379,347	363,295	64,334	(16,052)
Retail	1,128,976	1,187,187	1,172,404	43,428	(14,783)
Consumer	531,912	495,564	482,007	(49,905)	(13,557)
Housing mortgages	597,064	691,623	690,397	93,333	(1,226)
Total loans	4,065,097	4,944,183	4,891,611	826,514	(52,572)

As of January 2008, contingent credits are no longer presented on the balance sheet as loans and receivables to customers. As of December 31, 2008 and March 31, 2009 we had Ch$359 billion, and Ch$347 billion in contingent credits (Ch$327 billion as of March 31, 2008) which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of March 31, 2009 was 6.8%.

The year-on-year expansion in our wholesale portfolio of 26.7% was due to the strong growth in our Large and Corporate Business segment which provides products and services to companies with annual sales greater than US$10 million and our Companies business segment which provides products and services to all other commercial customers. Our market share in wholesale loans as of March 31, 2009 was 8.6%.

The lower year-on-year growth in our retail loan book of 3.8% was due to our consumer loan portfolio. This drop in consumer loans was a caused by our business decision to reduce the risk in this segment by targeting more profitable and less risky consumer loan customers and the implementation of stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to each customer. Our market share in retail loans as of March 31, 2009 was 4.7%.

Our loan portfolio decreased by 1.1% on a quarter-on-quarter basis. This decrease is due to the current economic slowdown, deflation and the devaluation of the US dollar against the Chilean peso. Loans indexed to inflation and denominated in foreign currencies represent 38% and 14% of our loan book, respectively.

Financial investments

Our financial investments totalled Ch$430.4 billion as of March 31, 2009, representing an increase of 152% year-on-year and a decrease of 35% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the periods ended March 31, 2008, December 31, 2008 and March 31, 2009, expressed in millions of Chilean pesos:

	As of the period ended,			Change
	Mar-08	Dec-08	Mar-09	Mar-08 – Mar-09	Dec-08 – Mar-09
Trading portfolio financial assets	93,890	85,105	80,243	(13,647)	(4,862)
Financial investments available-for-sale	76,843	576,478	350,166	273,323	(226,312)
Financial investments held-to-maturity	—	—	—	—	—
Total Financial Investments	170,733	661,583	430,409	259,676	(231,174)

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value in accordance with market prices prevailing at the balance sheet’s closing date.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The year-on-year increase in our available-for-sale portfolio is mainly due to our strategy to build a profitable mid-term investment portfolio. The quarter-on-quarter decrease is due the sale of these assets as the sharp decrease of the monetary interest rate created important opportunities. For more information see section II Financial Performance Review “Trading and investment income – Net Foreign exchange gains and losses”.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding as of March 31, 2008, December 31, 2008 and March 31, 2009, in millions of Chilean pesos:

				Change
	Mar-08	Dec-08	Mar-09	Mar-08 – Mar-09	Dec-08 – Mar-09
Checking accounts	209.167	258.664	235.785	26.618	(22.879)
Demand deposits	128.862	99.238	100.729	(28.133)	1.491
Time deposits and savings accounts	2.660.561	3.350.742	3.197.033	536.472	(153.709)
Repurchase agreements	117.300	351.471	156.136	38.836	(195.335)
Mortgage bonds	347.393	331.588	312.094	(35.299)	(19.494)
Banking Bonds	309.408	324.662	318.492	9.084	(6.170)
Subordinated Bonds	45.194	108.922	108.571	63.377	(351)
Domestic borrowings	31.876	106.599	224.182	192.306	117.583
Foreign borrowings	255.561	433.401	381.981	126.420	(51.420)

Our checking account balance increased by Ch$26.6 billion, or 12.7% year-on-year and decreased by Ch$22.9 billion, or 8,8% quarter-on-quarter. Our current strategy is to increase our retail client base, maintain more profitable customers and improve our balance sheet structure. Our average balance of retail checking accounts during the first quarter of 2009 was Ch$68.8 billion, or a 6.6% nominal increase over the same quarter last year. This trend is also noticeable in our commercial client portfolio which during the first quarter of 2009 posted an average balance of Ch$164.0 billion, or a 36.4 % nominal increase over the same quarter last year. On a quarter-on-quarter basis, our total average balance in checking accounts increased by 5.6%.

Our funding strategy in the last 12 months was mainly driven by growth in time deposits, domestic borrowings and subordinated bonds. On July 28, we placed U.F. 3,000,000 in series V, 25 year subordinated bonds. Chilean banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets) and a qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies. Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$470.9 billion and our loans of Ch$4,892 billion as of March 31, 2009. We have 221,336,558.3 thousand shares outstanding (see section IV Other related information “Share Repurchase Program” for further details regarding our share repurchase program), a market capitalization of Ch$551.4 billion (based on a share price of Ch$2.43 pesos per share). During the first quarter of 2009, we paid dividends totalling 100% of 2008 net income.

IV) Other related information

Dividend Distribution Policy

As a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, the Bank during the 2009 General Shareholders meeting adopted as a dividend policy the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

New York Branch Office

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the City of New York, United States of America. On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the City of New York, United States of America.

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program.

The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

Bonds

We have a bond program of U.F. 17,000,000 available to be placed in the local market. This is composed of U.F. 2,000,000 in series L bonds, U.F. 5,000,000 in series M bonds, and U.F. 10,000,000 in bonds which have been approved by the SBIF but have not yet been issued. Series L and M bonds have annual coupon rates of 3.4% and have a maturity of 10 years and 5.5 years, respectively.

Subordinated bonds

We have a subordinated bond program of U.F. 10,000,000. This is composed of U.F. 3,000,000 in series U subordinated bonds and U.F. 7,000,000 in series V bonds with maturities of 10 and 25 years, respectively. On July 28, we placed U.F. 3,000,000 in series V bonds due on August 1, 2033. The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The series V bonds which were sold on July 28, 2008 were structured by CorpCapital Asesorias Financieras S.A.. The proceeds will be used to finance our normal business activities and improve our balance sheet structure.

CorpBanca’s Conference Call on First Quarter 2009 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Wednesday, May 13th, 2009 to discuss the First Quarter 2009 Results and respond to investor questions.

Time:	11:30 am (Santiago, Chile)
11:30 am EST (US)
16:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Sunday, May 16, 2009.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2009 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

Consolidated Statements of Income (unaudited)

	For the three months ended,
(Expressed in millions of Chilean pesos)	Dec-08	Mar-09
OPERATING INCOME
Interest revenue	165,327	62,108
Interest expense	(106,866)	(33,666)
Net interest revenue	58,461	28,442
Fees and income from services, net	9,766	9,335
Trading and investment income, net	28,035	16,243
Foreign exchange gains (losses), net	(22,310)	16,820
Other operating revenue	2,609	1,640
Operating revenues	76,561	72,480

Provisions for loan losses	(19,345)	(25,164)

Net operating revenues	57,216	47,316

Personnel salaries expenses	(15,195)	(15,542)
Administration expenses	(14,234)	(11,068)
Depreciation, amortization and impairment	(1,229)	(1,536)
Other operating expenses	(1,626)	(3,043)

Net operating income	24,932	16,127

Income attributable to investments in other companies	171	96
Net loss from price-level restatement	(8,104)	—

Income before income taxes	16,999	16,223
Income taxes	(3,195)	(2,489)
Net income	13,804	13,734

Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Mar-08	Dec-08	Mar-09
Assets
Cash and due from banks	50,426	81,326	77,724
Items in course of collection	184,853	117,703	202,951
Trading portfolio financial assets	93,890	85,105	80,243
Financial investments available-for-sale	76,843	576,478	350,166
Financial investments held-to-maturity	—	—	—
Investments purchased under agreements to resell	148,718	50,514	32,727
Derivative financial instruments	111,467	209,482	135,751
Loans and receivables to banks	55,732	37,671	19,069
Loans and receivables to customers	4,065,097	4,944,183	4,891,610
Allowance for loan losses	(55,069)	(72,308)	(85,900)

Loans and receivables to customers, net	4,010,028	4,871,875	4,805,710
Investments in other companies	2,061	2,213	2,087
Intangibles	2,378	2,861	12,581
Premises and equipment, net	31,471	38,820	51,297
Current income tax provision	4,734	6,488	442
Deferred income taxes	12,344	13,468	16,009
Other assets	82,575	97,680	80,560
Total assets	4,867,520	6,191,684	5,867,317

Liabilities
Current accounts and demand deposits	338,029	357,902	336,514
Items in course of collection	161,789	86,176	185,237
Investments sold under agreements to resell	117,300	351,471	156,136
Time deposits and saving accounts	2,660,561	3,350,742	3,197,033
Derivative financial instruments	117,121	195,608	129,593
Borrowings from financial institutions	258,561	492,606	560,803
Debt issued	701,995	765,172	739,157
Other financial obligations	28,876	47,394	45,360
Current income tax provision	186	—	81
Deferred income taxes	5,895	9,550	14,171
Provisions	15,841	33,204	15,857
Other liabilities	18,073	18,552	16,463
Total liabilities	4,424,227	5,708,377	5,396,405

Shareholders’ Equity:
Capital	314,398	324,039	324,039
Reserves	6,352	2,917	12,710
Valuation gains (losses)	164	1,018	118
Retained earnings:		—
Retained earnings from previous periods	116,550	127,178	127,178
Income for the period	11,658	56,310	13,734
Less: Accrual for mandatory dividends	(5,829)	(28,155)	(6,867)
Minority Interest	—	—	—
Total Shareholders’ Equity	443,293	483,307	470,912
Total liabilities and shareholders’ equity	4,867,520	6,191,684	5,867,317

Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Dec-08	Mar-09
Solvency indicators
Basle index	10.83%	10.89%
Shareholders’ equity / total assets	7.81%	8.03%
Shareholders’ equity / total liabilities	8.47%	8.73%

Credit quality ratios
Risk index (allowances / total loans )	1.46%	1.76%
Provisions for loan losses / total loans(1)	1.57%	2.06%
Provisions for loan losses / total assets(1)	1.25%	1.72%
Provisions for loan losses / operating revenues	25.3%	34.7%
Provisions for loan losses / net income	140.1%	183.2%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	4.17%	2.15%
Total operating revenue / total assets(1)	4.95%	4.94%
Total operating revenue / interest-earning assets(1)(2)	5.46%	5.48%
ROA (before taxes), over total assets(1)	1.10%	1.11%
ROA (before taxes), over interest-earning assets(1)(2)	1.21%	1.23%
ROE (before taxes)(1)	14.1%	13.8%
ROA, over total assets(1)	0.89%	0.94%
ROA, over interest-earning assets(1)(2)	0.98%	1.04%
ROE(1)	11.42%	11.67%

Efficiency ratios
Operating expenses / total assets(1)	2.09%	2.13%
Operating expenses/ total loans(1)	2.61%	2.55%
Operating expenses / gross operating income	42.2%	43.0%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share)	0.0768	0.0733
Diluted earnings per ADR before taxes (U.S. dollars per ADR)	0.6027	0.6266
Diluted earnings per share (Chilean pesos per share)	0.0624	0.0621
Diluted earnings per ADR (U.S. dollars per ADR)	0.4894	0.5304
Total shares outstanding (thousands)	221,236,558.3	221,236,558.3
Exchange rate for US$1	637.44	585.16

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Pablo Mejia Ricci, CGA

Head of Investor Relations, CorpBanca

Santiago, Chile

Tel: (562) 660-2342

investorrelations@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink.com